# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

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## POST-EFFECTIVE AMENDMENT NO. 1
## TO
## FORM S-8

## REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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# Harris-Exigent, Inc. (f/k/a Exigent International, Inc.)
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **59-3379927** |
| (State or other jurisdiction | (I.R.S. Employer Identification No.) |
| of incorporation or organization) | |

| | |
|---|---|
| **1025 West NASA Boulevard** | **32919** |
| **Melbourne, Florida** | (Zip Code) |
| (Address of principal executive offices) | |

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## Exigent International, Inc.
## Stock Option Plan 6NQ
(Full title of the plan)

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**Scott T. Mikuen, Esq.**
**Assistant Secretary**
**Harris-Exigent, Inc.**
**1025 West NASA Boulevard**
**Melbourne, Florida 32919**
(Name and address of agent for service)
**(321) 952-7550**
(Telephone number, including area code, of agent for service)

**Copies of all communications to:**
**T. Malcolm Graham, Esq.**
**Holland & Knight LLP**
**50 N. Laura Street**
**Suite 3900**
**Jacksonville, Florida 32202**
**(904) 353-2000**

## REMOVAL OF SHARES FROM REGISTRATION

Pursuant to the Registration Statement on Form S-8, file No. 333-53323 (the "Registration Statement"), Exigent International, Inc., a Delaware corporation now known as Harris-Exigent, Inc. (the "Registrant"), registered 500,000 shares of its common stock, par value $0.01 per share (the "Common Stock"), to be offered under its Stock Option Plan 6NQ (the "Plan").

On April 2, 2001, Harris Corporation, a Delaware corporation, Manatee Merger Corp., a Delaware corporation ("Merger Sub"), and the Registrant entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for a merger pursuant to which Merger Sub would merge with and into the Registrant, with the Registrant surviving as a wholly owned subsidiary of Harris (the "Merger"). The Merger became effective, and the Registrant's name was changed to Harris-Exigent, Inc., upon the filing of a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware on June 13, 2001 (the "Effective Time"). Under the terms of the Merger Agreement, each outstanding share of the Common Stock (including the Associated Series B Junior Participating Preferred Stock Purchase Rights) was converted at the Effective Time into the right to receive $3.55. As a result of the Merger, the Registrant has terminated the Plan and all offerings of Common Stock under its existing registration statements (including the Registration Statement).

In accordance with an undertaking made by the Registrant in the Registration Statement to remove from registration, by means of a post-effective amendment, any of the securities that remain unsold at the termination of the offering, the Registrant hereby amends the Registration Statement to withdraw from registration all the shares of Common Sock registered under the Registration Statement that were not issued prior to the date hereof.

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne, State of Florida, on November 19, 2001.

**HARRIS-EXIGENT, INC**

By:   /s/ Bryan R. Roub
          Bryan R. Roub, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

| Signatures | Title | Date |
| --- | --- | --- |
| /s/ Bryan R. Roub<br>Bryan R. Roub | President and Director<br>(Principal Executive Officer) | November 19, 2001 |
| /s/ David S. Wasserman<br>David S. Wasserman | Vice President – Treasurer and Director<br>(Principal Financial Officer) | November 19, 2001 |
| /s/ Richard L. Ballantyne<br>Richard L. Ballantyne | Vice President, Secretary and Director | November 19, 2001 |
| /s/ James L. Christie<br>James L. Christie | Vice President - Controller<br>(Principal Accounting Officer) | November 19, 2001 |